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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                         Thomas Properties Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    884453101
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                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)


__________________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 2 of 9 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            Wesley Capital Management, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
            52-2280947
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [_]

            (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              1,323,000 (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            1,323,000  (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,323,000  (See Item 2)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.18%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

                  OO
--------------------------------------------------------------------------------

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 3 of 9 Pages
----------------------                                       -------------------

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    1       NAMES OF REPORTING PERSONS

            Arthur Wrubel

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [_]

            (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              1,323,000 (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            1,323,000  (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,323,000 (See Item 2)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.18%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

                  IN
--------------------------------------------------------------------------------

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 4 of 9 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            John Khoury

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [_]

            (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              1,323,000 (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            1,323,000  (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,323,000  (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.18%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

                  IN
--------------------------------------------------------------------------------

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 5 of 9 Pages
----------------------                                       -------------------

Item 1.     NAMES OF REPORTING PERSONS

            (a)   Name of Issuer

                  The name of the issuer is Thomas Properties Group, Inc.

            (b)   Address of Issuer's Principal Executive Offices

                  The Issuer's principal executive office is located at 515 South Flower Street, Sixth Floor, Los Angeles, California 90071.

Item 2.

            (a)   Name of Person Filing

                        This Schedule 13G is being jointly filed by Wesley
                  Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury with respect to the ownership of the shares of Common Stock of the Issuer by three hedge funds and a managed account (collectively, the "Funds") for which the Management Company serves investment manager or advisor.(1) Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this
                  Schedule 13G as the "Reporting Persons."

                        The Reporting Persons have entered into a Joint Filing
                  Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

            (b)   Address of Principal Business Office, or if none, Residence

                  The address of the principal business office of each of the Reporting Persons is 717 5th Avenue, 14th Floor, New York, NY 10022.

            (c)   Citizenship

                  The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

            (d)   Title of Class of Securities

                  Common Stock, par value $.01 per share.

            (e)   CUSIP Number

                  884453101

(1) The Management Company serves as investment manager or advisor to Wesley Capital L.P., a Delaware limited partnership, Wesley Capital Master Fund Limited, a Cayman Islands corporation, Wesley Capital QP, L.P., a Delaware limited partnership, and a managed account. Accordingly, the Management Company may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. Mr. Wrubel and Mr. Khoury are Managing Members of the Management Company, and together they control its business activities. Accordingly each of Mr. Wrubel and Mr. Khoury may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. The Management Company, Mr. Wrubel and Mr. Khoury each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 6 of 9 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
            240.13d.2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.     Ownership

            A.    Wesley Capital Management, LLC(2)

                  (a)   Amount beneficially owned: 1,323,000

                  (b)   Percent of class: 9.18%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: 1,323,000

                        (iii) Sole power to dispose or direct the disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              1,323,000

            B.    Arthur Wrubel(2)

                  (a)   Amount beneficially owned: 1,323,000

                  (b)   Percent of class: 9.18%.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: 0

                        (ii)  Shared power to vote or direct the vote: 1,323,000

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv)  Shared power to dispose or direct the disposition:
                              1,323,000

(2)   See note 1.

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 7 of 9 Pages
----------------------                                       -------------------

            C.    John Khoury(2)

                  (a)   Amount beneficially owned: 1,323,000

                  (b)   Percent of class: 9.18%.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: 0

                        (ii)  Shared power to vote or direct the vote: 1,323,000

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv)  Shared power to dispose or direct the disposition:
                              1,323,000

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 8 of 9 Pages
----------------------                                       -------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

                                            Wesley Capital Management, LLC

                                            By: /s/ Arthur Wrubel
                                                -----------------------------
                                                Name:    Arthur Wrubel
                                                Its:     Managing Member

                                            Wesley Capital Management, LLC

                                            By: /s/ John Khoury
                                                -----------------------------
                                                Name:    John Khoury
                                                Its: Managing Member

                                            /s/ Arthur Wrubel
                                                -----------------------------
                                            Arthur Wrubel, individually

                                            /s/ John Khoury
                                                -----------------------------
                                            John Khoury, individually

----------------------                                       -------------------
 CUSIP No.  884453101                  13G                    Page 9 of 9 Pages
----------------------                                       -------------------

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2007

                                            Wesley Capital Management, LLC

                                            By: /s/ Arthur Wrubel
                                                -----------------------------
                                                Name:    Arthur Wrubel
                                                Its:     Managing Member

                                            Wesley Capital Management, LLC

                                            By: /s/ John Khoury
                                                -----------------------------
                                                Name:    John Khoury
                                                Its: Managing Member

                                            /s/ Arthur Wrubel
                                                -----------------------------
                                            Arthur Wrubel, individually

                                            /s/ John Khoury
                                                -----------------------------
                                            John Khoury, individually